UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

Axovant Gene Therapies Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,577,380

	8.	0

	9.	Sole Dispositive Power 18,577,380

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,577,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.1% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         All share percentage calculations in this Amendment No. 6 to the Original Schedule 13D (as defined below) are based on 39,423,005 Common Shares, $0.00001 par value per share, of Axovant Gene Therapies Ltd. (the “Issuer”), issued and outstanding as of December 31, 2019, after giving effect to the offering of Common Shares by the Issuer (including the full exercise of the underwriters’ option to purchase additional Common Shares) pursuant to its Prospectus Supplement, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on February 21, 2020.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 6 (“Amendment No. 6”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2018, as amended by Amendment No. 1 filed with the SEC on December 20, 2018, Amendment No. 2 filed with the SEC on March 19, 2019, Amendment No. 3 filed with the SEC on July 16, 2019, Amendment No. 4 filed with the SEC on September 6, 2019, and Amendment No. 5 filed with the SEC on December 31, 2019 (as so amended, the “Original Schedule 13D”) relating to the Common Shares, $0.00001 par value per share (the “Common Shares”), of Axovant Gene Therapies Ltd. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 6 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to include the following:

Roivant acquired an additional 5,333,333 Common Shares in an underwritten public offering pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-235889) that closed on February 24, 2020 (the “Offering”). Roivant acquired these shares at the public offering price of $3.75 per share using funds from working capital.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to include the following:

Roivant purchased the 5,333,333 Common Shares in the Offering to maintain its investment in the Issuer following the Offering. As the Issuer’s largest shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) Reporting Person (Roivant)

Roivant directly beneficially owns 18,577,380, or 47.1%, of the Common Shares, and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b)         See rows 7-10 of the cover page to this Amendment No. 6 for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Shares or have the right to acquire any Common Shares.

(c)          Except as disclosed in this Amendment No. 6, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Shares during the past 60 days.

(d)         Except as disclosed in this Amendment No. 6, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Common Shares to which this Amendment No. 6 relates.

(e)          Not applicable.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit No.	Description

7.08

Form of Lock-up Agreement (included as Exhibit A to the Underwriting Agreement, dated as of February 19, 2020, between the Issuer and SVB Leerink LLC, as representative of the several underwriters named therein, incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2020	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo
	Name:	Marianne Romeo
	Title:	Authorized Signatory